Lawrence S. Elbaum	lelbaum@velaw.com
Tel 212.237.0084	Fax 917.849.5379

April 22, 2024

VIA EDGAR AND EMAIL

Laura McKenzie and Perry Hindin

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parks America, Inc.
PREC14A filed April 12, 2024
File No. 000-51254

Dear Ms. McKenzie and Mr. Hindin:

I am writing on behalf of Parks! America, Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 19, 2024, with respect to the Company’s above-referenced preliminary proxy statement on Schedule 14A filed as “PREC14A” with the Commission on April 12, 2024, File No. 000-51254 (the “Preliminary Proxy Statement”). This letter is being filed with the Commission electronically via the EDGAR system.

In connection with the submission of this letter, the Company anticipates filing its definitive proxy statement on Schedule 14A as “DEFC14A” (the “Definitive Proxy Statement”). The Definitive Proxy Statement will reflect revisions made in response to the comments of the Staff and updates of other information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Preliminary Proxy Statement, and all capitalized terms used but not defined herein have the same meaning as in the Preliminary Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

U.S. Securities and Exchange Commission April 22, 2024 Page 2

Schedule 14A filed April 12, 2024

General Questions About Proposal 1, page 4

1.	We note your disclosure on page 6 that in the event of an over-vote for directors, “depending on the broker, bank or other nominee through which [a stockholder holds] shares, [the stockholder’s] votes on all other proposals before the Annual Meeting may also be invalid and not counted.” Please expand the disclosure to explain the basis for such statement, including why holding shares through certain brokers, banks or other nominees as opposed to other such entities might cause a stockholder’s votes on all other proposals to be invalid and not counted.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will clarify its disclosure. In the Definitive Proxy Statement, the Company will remove such statement.

2.	We note that you encourage stockholders to vote by internet “to avoid an ‘over-vote’ or ‘under-vote.’” Please confirm that stockholders voting by internet have the option to vote for fewer than seven director candidates, as your current disclosure implies that stockholders voting by internet may be able to vote only if they select a certain number of director candidates.

RESPONSE:

We acknowledge the Staff’s comment and respectfully confirm that stockholders voting by Internet will have the option to vote for fewer than seven director candidates. In response to the Staff’s comment, the Company will clarify such disclosure in the Definitive Proxy Statement. In the Definitive Proxy Statement, the Company will include disclosure substantially similar to the below (bold underlined text representing an addition).

We encourage you to vote by Internet to avoid an “over-vote” or an unintentional “under-vote.”

*   *   *   *   *

U.S. Securities and Exchange Commission April 22, 2024 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:	Lisa Brady (lisa@parksamerica.com)
C. Patrick Gadson (pgadson@velaw.com)
Brett F. Peace (bpeace@velaw.com)